IES HOLDINGS, INC.
INSIDER TRADING POLICY
Directors, officers and employees of IES Holdings, Inc. (the "Company") who possess material information about the Company that has not been disclosed publicly (“material non-public information”) are subject to legal obligations with respect to their personal use or disclosure of such information. Violations of these obligations can result in criminal prosecution and civil proceedings against both the individual and the Company. The purpose of this Insider Trading Policy is to summarize the laws and regulations applicable to the use and disclosure of material non-public information and to set forth the Company’s policies with respect to trading in the Company’s securities, including the Company’s common stock (the “Company’s securities”).
This Insider Trading Policy applies to (i) all directors, officers and employees of the Company (including the Company’s direct and indirect subsidiaries), (ii) the Company’s contractors and consultants who may, as a result of their position with the Company, have access to material non-public information, and (iii) all immediate family members of, persons sharing a household with and entities that are controlled by each of the foregoing.

INSIDER TRADING AND TIPPING
The personal use or disclosure of material non-public information is prohibited by the securities laws and is a violation of this Insider Trading Policy and the Company's Conflict of Interest Policy. A basic tenet of the securities laws is that persons with material non-public information regarding a company should not take advantage of such information by trading in the company’s securities, unless and until such information is made available to other members of the investing public. Disclosing such information to others, including relatives or friends, a practice known as "tipping," is also prohibited by the securities laws. Until material non-public information is made public, it must be used only for Company business purposes and not for anyone's personal benefit.

PROHIBITED TRANSACTIONS
Any director, officer, employee, contractor or consultant who possesses material non-public information is prohibited from trading in the Company’s securities and from tipping such information to others.

In addition, any director, officer, employee, contractor or consultant who, as a result of his or her position with the Company, has access to material non-public information regarding another company, such as a customer or supplier, is prohibited from trading in the securities of such other company and from disclosing such information to others. Particular care should be exercised with respect to third-party information that is learned or developed in the course of a potential acquisition by the Company.

Speculative trading, such as in-and-out trading, is discouraged as a matter of policy. Accordingly, the Company’s directors, officers, and employees are prohibited from engaging in short sales (the sale of securities not owned) and sales against the box (the sale of securities owned but not delivered against the sale) of any of the Company’s securities. Similarly, the Company’s directors, officers, and employees are prohibited from purchasing or selling puts or calls or otherwise trading in or writing options on any of the Company's securities.

TRADING WINDOWS

To promote compliance with the trading prohibitions described above, it is the Company's policy that (i) all directors and officers of the Company, (ii) any Company employees who hold a controller's position, (iii) any Company employees who work in the Company’s headquarters in Houston or Greenwich and (iv) certain other designated employees who shall be notified from time to time by the Company’s General Counsel that they are restricted (collectively, the “Restricted Group”) may only trade in the Company's securities (including gifts) during designated "open trading windows."

Open trading windows begin after the second full trading day following the release of the Company’s annual or quarterly financial results and end two weeks prior to the end of the quarter (each, an “open window”). Trading windows close two weeks prior to the end of each quarter and remain closed through the end of the second full trading day following the release of the Company’s annual or quarterly financial results (each, a “closed window” or “quarterly blackout period”).

In addition, from time to time, an event may occur during an open window that is material to the Company that is known by only by the Company’s directors and officers and a limited number of employees. So long as the event remains material and non-public, those persons designated by the Company’s General Counsel as having access to information regarding the event may not trade in the Company’s securities (a “special blackout period”). The existence of a special blackout period will not be announced; instead, the existence of a special blackout period will be made known only to those directors, officers and employees who are aware of the event giving rise to, and are subject to, the special blackout. If you are notified of a special blackout period, then you may not disclose the existence of the special blackout period, or the event giving rise to the special blackout period, to any other person.

TRADING REQUESTS

In addition to only being permitted to trade in the Company’s securities during open windows, members of the Restricted Group (“Insiders”) are required to request advance written approval from the Company’s General Counsel prior to trading in the Company’s securities (a “trading request”). Each trading request should be submitted to the Company’s General Counsel at least two business days prior to the date of the proposed transaction.

No trading request shall be approved at any time management believes the Insider requesting the trade may be deemed to be in possession of material non-public information. If the Insider requesting the trade becomes aware of material non-public information regarding the Company before the trade is executed, then the preclearance shall be void and the trade must not be completed.

RULE 10b5-1 PLANS

Notwithstanding the foregoing prohibitions and restrictions, an Insider may be permitted to trade in the Company’s securities while in possession of material non-public information or during a closed window, if such trades are made pursuant to a written plan that is intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) promulgated under the Securities Exchange Act of 1934, as amended (a “Rule 10b5-1 Plan”). To be effective, a Rule 10b5-1 Plan must meet the following requirements:

•The plan must be in entered into during an open window, while the Insider is not in possession of any material non-public information.

•The plan must either (i) specify (or include a written formula, algorithm or computer program for determining) the amount of Company securities to be purchased or sold, the price at which Company securities are to be traded, and the dates on which trades are to be made or (2) delegate discretion on these matters to an independent third party.

•The plan must include a required “cooling-off period” before which trading can commence under the plan.

•For directors and officers, the minimum cooling-off period shall end on the later of (i) 90 days after the adoption (or modification) of the Rule 10b5-1 Plan or (ii) two business days following the disclosure of the Company’s financial results in an SEC periodic report for the fiscal quarter in which the plan was adopted, provided that the maximum required cooling-off period is 120 days after adoption of the plan.

•For Insiders other than directors or officers, the minimum cooling-off period shall end 30 days after the adoption (or modification) of the Rule 10b5-1 Plan.

•For directors and officers, the plan must include a representation that the Insider (i) is not aware of any material nonpublic information and (ii) is adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions in Rule 10b-5 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 10b-5”).

•Once the plan is adopted, the Insider must not (i) exercise any influence over the plan, including with respect to how, when, or whether to effect trades under the plan, (ii) alter or deviate from the plan (whether by changing the amount, price, or timing of trades), or (iii) enter into or alter a corresponding or hedging transaction or position with respect to the Company’s securities.

An Insider may not enter into overlapping Rule 10b5-1 Plans and may only enter into one single-trade Rule 10b5-1 Plan during any 12-month period, in each case, subject to certain exceptions.

In addition to the foregoing, it is the Company’s policy that (i) a Rule 10b5-1 Plan must meet all then-applicable requirements of the SEC’s rules and regulations, including the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act; (ii) a Rule 10b5-1 Plan must be entered into in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5; and (iii) an Insider that adopts a Rule 10b5-1 Plan must at all times act in good faith with respect to the plan.

PRE-APPROVAL REQUIREMENTS
Any adoption, modification or termination of a Rule 10b5-1 Plan must be approved in advance by the Company’s General Counsel. A new Rule 10b5-1 Plan must be submitted to the Company’s General Counsel not less than 5 business days prior to the desired date of adoption, and an amendment to a previously approved Rule 10b5-1 Plan must be submitted not less than 5 business days prior to the desired date of amendment. Once a Rule 10b5-1 Plan is approved by the Company’s General Counsel, transactions effected under the plan will not require further clearance.

WHAT IS MATERIAL INFORMATION

Information is considered “material” if a reasonable investor would consider the information to be important in making a decision to buy, hold or sell the Company’s securities or, in hindsight, if there is a substantial likelihood that a reasonable investor would have viewed the information as having significantly altered the “total mix” of information made available by the Company. Any information that could reasonably be expected to affect the Company’s stock price, whether it is positive or negative, should be considered material. There is no bright-line standard for determining materiality; instead, materiality is based on an assessment of all of the facts and circumstances with the benefit of hindsight. If you are uncertain whether information is material, then you should assume it is, unless the Company’s General Counsel advises you otherwise.

EXAMPLES OF MATERIAL INFORMATION
While it is not possible to define all categories of material information, the following are some examples of information that generally would be regarded as material. This list is not meant to be exclusive, and other categories of information not included may also be material:
Annual or quarterly financial results.
Operating reports.
Financial projections.
Earnings estimates or changes in previously announced earnings estimates.
Operating plans and projections.
Mergers, acquisitions and dispositions.
A significant new contract or customer.
A significant expansion or curtailment of operations.
Entering into a new line of business.
Financing transactions.
Securities offerings.
Purchases or redemptions of the Company’s securities.
Liquidity problems or bankruptcy proceedings.
Significant changes in management.
Stock splits and stock dividends.
Significant cost savings initiatives.
Significant related party transactions.
Significant litigation exposure due to actual or threatened litigation.
Developments in outstanding significant litigation.
Regulatory violations and regulatory or governmental inquiries or investigations.
Any other factors that could cause the Company’s financial results to be substantially different from analysts’ estimates.

WHAT IS NON-PUBLIC INFORMATION
Information that has not been disclosed to the public is consider to be “non-public information.” For information to be disclosed to the public, the information must be “broadly disseminated” in a manner sufficient to ensure its availability to the investing public generally, without favoring any special person or group. Information generally will be considered to have been broadly disseminated if it has been disclosed through a method that is reasonably designed to effect a broad and non-exclusionary distribution to the public.
The Company can broadly disseminate material information by disclosing the information in a Form 8-K or other disclosure document that is filed with the SEC and available on the SEC’s website and/or by issuing a press release, posting the information on the Company’s website, announcing the information at a press conference or on a conference call of which the public had advance notice and to which the public was given access either in person, by telephonic transmission or by other electronic transmission (including use of the Internet).

TRADING AFTER DISCLOSURE OF MATERIAL NON-PUBLIC INFORMATION
Once material information is broadly disseminated, it is still necessary to allow the investing public sufficient time to absorb the information before the information is considered “public.” For purposes of insider trading law, you must wait a “reasonable” time after the disclosure of material non-public information to begin trading. What constitutes a reasonable time will depend on the facts and circumstances. As a general rule, once material non-public information is released, it takes two full trading days for the market to fully absorb the information. For example, if the Company issues a press release disclosing material non-public information after the market closes on Monday, then you should not trade in the Company’s securities until the market opens on Thursday. Alternatively, if the Company issues a press release before the market opens on Monday, then you may begin trading in the Company’s securities when the market opens on Wednesday. Depending on the circumstances, the Company may determine that a longer or shorter period should apply. If you are unsure if a reasonable time has elapsed after the disclosure of material non-public information, then contact the Company’s General Counsel.

CONSEQUENCES OF VIOLATIONS
The purchase or sale of securities while aware of material non-public information, or the disclosure of material non-public information to others who then trade in the subject company’s securities, is prohibited by federal and applicable state securities laws. Insider trading violations are pursued vigorously by the SEC, U.S. Attorneys and applicable state enforcement authorities, among others. Punishment for insider trading violations is severe, and could include significant fines and imprisonment. While the regulatory authorities concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading by Company employees. In addition, an individual’s failure to comply with this Insider Trading Policy may subject the individual to Company disciplinary action up to and including dismissal for cause, whether or not the employee’s failure to comply results in a violation of law. A violation of law, or even an SEC investigation that does not result in prosecution, can tarnish a person’s reputation and irreparably damage a career. Accordingly, the Company strongly urges all persons covered by this Insider Trading Policy to strictly comply with its terms.

REPORTING VIOLATIONS
Any director, officer or employee who violates this Insider Trading Policy or any federal or state securities laws, including laws that prohibit insider trading or tipping, or who knows of any such violation by any other person, must report the violation immediately to the Company’s General Counsel. Upon learning of any such violation, the Company’s General Counsel, in consultation with the appropriate members of senior management and the Company’s outside legal counsel, will determine whether a violation has occurred, and if a violation is determined to have occurred, what response is appropriate.

WHAT TO DO IN CASE OF DOUBT
If you are uncertain whether information is material or whether it has been publicly disclosed, then you should assume such information is material non-public information and you should not trade in the Company’s securities or disclose the information outside of the Company, until you receive clearance from the Company’s General Counsel. If you are ever in doubt, or if you are unsure if a violation has occurred, then contact the Company’s General Counsel immediately.
Please direct all inquiries regarding any of the provisions or procedures set forth in this Insider Trading Policy to the Company’s General Counsel.